                                                                    EXHIBIT 99.7

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Private Placement and Plan of Distribution".

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe Mines Ltd. at Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1 (telephone (604) 688-5755).

                              Short Form Prospectus

                                    New Issue

                                                                January 31, 2003

                               IVANHOE MINES LTD.

                                   $60,000,000

                   20,000,000 COMMON SHARES TO BE ISSUED UPON
                   THE EXERCISE OF 20,000,000 SPECIAL WARRANTS

This short form prospectus qualifies for distribution 20,000,000 common shares ("Common Shares") of Ivanhoe Mines Ltd. ("Ivanhoe" or the "Corporation") to be issued upon the exercise of special warrants (the "Special Warrants") of Ivanhoe (the "Offering"). The Special Warrants were issued between December 13, 2002 and January 21, 2003 pursuant to subscription agreements (the "Subscription Agreements") between Ivanhoe and a number of institutional investors (the "Purchasers") at a price of Cdn$3.00 per Special Warrant. The price of the Special Warrants was determined by negotiation between Ivanhoe and the Purchasers. Ivanhoe sold the Special Warrants directly to the Purchasers pursuant to registration and prospectus exemptions under applicable securities legislation. See "Private Placement and Plan of Distribution".

NO UNDERWRITER HAS BEEN INVOLVED IN THE PREPARATION OF, OR HAS REVIEWED THE CONTENTS OF, THIS SHORT FORM PROSPECTUS

Subject to adjustment, each Special Warrant entitles the holder thereof to acquire one Common Share, at no additional cost, at any time commencing upon the later of (a) the date upon which a final receipt for this prospectus has been issued by the British Columbia Securities Commission and, with respect to Purchasers resident in Ontario, the Ontario Securities Commission; and (b) the date upon which a prospectus (the "Australian Prospectus") under Chapter 6D of the Corporations Act 2001 (Commonwealth of Australia) has been lodged with the Australian Securities and Investments Commission (the "Qualification Date") and ending at 5:00 p.m. (Vancouver time) on the fifth business day after the earlier of: (i) the Qualification Date; and (ii) the four month anniversary of the date of issuance of the Special Warrants (the "Expiry Time"). Any Special Warrants not exercised prior to the Expiry Time will be deemed to have been exercised immediately prior to the Expiry Time without any further action on the part of the holder.

Ivanhoe will pay no fees or commissions in connection with the issuance of the Common Shares distributed pursuant to this prospectus. Ivanhoe paid a fee equal to 4% of the gross proceeds of the Offering derived from Purchasers resident in Australia to Auzeq Securities Limited ACN 064 721 311 ("Auzeq"), of Melbourne, Australia in connection with the sale of the Special Warrants. The expenses of the Offering, including the cost of preparation of this prospectus, will be borne by Ivanhoe. See "Private Placement and Plan of Distribution".

Each Purchaser has represented and warranted in its Subscription Agreement that it is acquiring the Special Warrants and the underlying Common Shares to be held for investment only and not with a view to immediate resale or distribution.

The Common Shares are traded on the Toronto Stock Exchange ("TSX") and the Australian Stock Exchange under the symbol "IVN". The price of the Common Shares as reported by the TSX at the close of business on January 31, 2003 was Cdn$3.19 per Common Share.

In this short form prospectus, all references to "Cdn$" refer to Canadian dollars, all references to "US$" refer to United States dollars and all references to "Aus$" refer to Australian dollars.

                                TABLE OF CONTENTS

                                                                          PAGE
DOCUMENTS INCORPORATED BY REFERENCE....................................     3

NAME AND INCORPORATION.................................................     4

SUMMARY DESCRIPTION OF THE BUSINESS....................................     6

CONSOLIDATED CAPITALIZATION............................................    23

DESCRIPTION OF SHARE CAPITAL...........................................    23

PRIVATE PLACEMENT AND PLAN OF DISTRIBUTION.............................    24

USE OF PROCEEDS........................................................    25

RISK FACTORS...........................................................    26

AUDITORS, TRANSFER AGENT AND REGISTRAR.................................    26

LEGAL MATTERS..........................................................    26

PURCHASERS' STATUTORY RIGHTS...........................................    27

CONTRACTUAL RIGHTS OF ACTION FOR RESCISSION............................    27

CERTIFICATE OF IVANHOE MINES LTD.......................................    28

                       DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Ivanhoe, filed with the various securities commissions or similar authorities in all of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

1. Renewal Annual Information Form dated May 16, 2002 (the "AIF") including management's discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2001 incorporated therein;

2. Comparative consolidated financial statements of Ivanhoe for the years ended December 31, 2001 and 2000, together with the notes thereto and the auditors' report thereon;

3. Comparative unaudited consolidated interim financial statements of Ivanhoe for the nine month periods ended September 30, 2002 and 2001, together with management's discussion and analysis of financial condition and results of operation for such periods; and

4. Management Information Circular dated May 10, 2002 prepared in connection with Ivanhoe's annual meeting of shareholders held June 25, 2002 (excluding the report on executive compensation, the performance graph and the statement of corporate governance practices).

Any documents of the type referred to in the preceding paragraph, interim financial statements and any material change reports (excluding confidential reports) filed by Ivanhoe with the securities commissions or similar authorities in the provinces of British Columbia and Ontario subsequent to the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this short form prospectus.

ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS SHORT FORM PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR REPLACES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED IN ITS UNMODIFIED OR SUPERSEDED FORM TO CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS.

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH THE SECURITIES COMMISSIONS OF THE PROVINCES OF BRITISH COLUMBIA AND ONTARIO. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe, Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1 (telephone (604) 688-5755). This prospectus along with the four above mentioned documents incorporated by reference will also be lodged with the Australian Securities and Investments Commission and will be referred to and included in the Australian Prospectus.

                             NAME AND INCORPORATION

Ivanhoe was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, Ivanhoe changed its name to Indochina Goldfields Ltd. In March 1994, Ivanhoe increased its authorized capital from 10,000 common shares without par value to 100,000,000 common shares without par value and created 100,000,000 preferred shares without par value. In February 1995, Ivanhoe was continued under the Business Corporations Act (Yukon). In July 1997, Ivanhoe increased its authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. In June 1999, Ivanhoe changed its name to Ivanhoe Mines Ltd. The Corporation has been registered as a foreign company in Australia since August 1996.

Ivanhoe's North American headquarters are located at Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1. Ivanhoe's Asian headquarters are located at 37th Floor #2, Millenia Tower, 1 Temasek Avenue, Singapore 039192. The Corporation's registered office is located at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

SUBSIDIARIES AND MANAGEMENT STRUCTURE

The corporate structure of Ivanhoe, its material subsidiaries, the percentage ownership in subsidiaries which are not wholly-owned by Ivanhoe and the jurisdiction of incorporation of such corporations as at December 31, 2002 are set out in the following chart.

                    [IVANHOE MINES LTD. (YUKON) FLOW CHART]

Note: All subsidiaries are wholly-owned unless otherwise indicated "BVI" means British Virgin Islands

                       SUMMARY DESCRIPTION OF THE BUSINESS

GENERAL

Ivanhoe is an international mineral exploration and development company. Ivanhoe holds interests in mineral resource properties in Mongolia, Myanmar, Australia, South Korea, China, Kazakhstan and Vietnam. For the purposes of Form 44-101F1 under National Instrument 44-101 Short Form Prospectus Distributions ("NI 44-101"), the Oyu Tolgoi gold and copper exploration project in Mongolia (the "Oyu Tolgoi Project"), the Monywa copper project in Myanmar (the "Monywa Copper Project") and the Savage River iron ore mine in Tasmania, Australia (the "Savage River Project") have been identified as the mineral resource properties material to Ivanhoe. Ivanhoe's interests in Kazakhstan, Mongolia (other than the Oyu Tolgoi Project), South Korea, China, Myanmar (other than the Monywa Copper Project) and Vietnam are not considered material for the purposes of Form 44-101F1 under NI 44-101. For a description of these properties see "Item 3 - General Development of the Business" and "Item 4 - Narrative Description of Business" on pages 9 through 40 of Ivanhoe's AIF, which is incorporated by reference in this short form prospectus, as well as "Recent Developments" below.

QUALIFIED PERSONS

Charles Forster, P.Geo., an employee of Ivanhoe and a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), has supervised the preparation of all disclosure of a scientific or technical nature for the Oyu Tolgoi Project other than the Southwest Oyu Resource Estimate. All disclosure of a scientific or technical nature in respect of the Southwest Oyu Resource Estimate has been summarized from a June 5, 2002 supplement (the "RPA Supplement") to a technical report prepared in January 2002 and supplemented in March 2002 (the "RPA Technical Report") of Roscoe Postle Associates Inc. ("RPA"), prepared by Gildar J. Arseneau, Ph.D., P.Geo, an employee of RPA. Mr. Arseneau is an independent qualified person for the purposes of NI 43-101.

Chris Wilson, Ph.D, MAusIMM, Ivanhoe's Exploration Manager for Mongolia and a qualified person for the purposes of NI 43-101, has prepared or supervised the preparation of all disclosure of a scientific or technical nature in respect of all of Ivanhoe's Mongolian exploration projects other than the Oyu Tolgoi Project.

All disclosure of a scientific or technical nature respecting the Savage River Project was prepared under the supervision of Anson Griffith, MAusIMM, an employee of Ivanhoe's indirect wholly-owned subsidiary Goldamere Pty Ltd. ("Goldamere"). Mr. Griffith is a qualified person for the purposes of NI 43-101.

Paul Chare, MAusIMM, an employee of Ivanhoe and a qualified person for the purposes of NI 43-101, prepared or supervised the preparation of all disclosure of a scientific or technical nature in respect of all mineral resource projects other than the Savage River Project, the Oyu Tolgoi Project and Ivanhoe's other Mongolian mineral resource projects.

RECENT DEVELOPMENTS

OYU TOLGOI PROJECT, MONGOLIA

Ivanhoe continues to conduct a substantial exploration program on the Oyu Tolgoi Project. During 2002, Ivanhoe concentrated its drilling on the Central Oyu, Southwest Oyu, South Oyu and Far North Oyu mineralized zones. Ivanhoe contracted with a subsidiary of Major Drilling of Canada to supply drill rigs, and now has 10 drill rigs working on the property. A summary of the results of the drill program in each mineralized zone, including the results of several drill hole intercepts is set out below.

In December 2002, Ivanhoe completed an induced polarization ("IP") survey that covered areas in the Southwest Oyu, Central Oyu and the Far North Oyu zones. Results of the IP survey show that a continuous geophysical anomaly that extends approximately 4.5 kilometres in length and encompasses the Southwest,

Central and Far North Oyu zones and continues north of Far North Oyu for approximately one kilometre. This anomaly supports the proposition that all three zones are geologically connected by a north northeast trending controlling structure. Further exploration work will be required before the connection can be established with a high level of confidence.

Ivanhoe has been studying a number of aspects of the Oyu Tolgoi Project with a view to its further development and establishment of infrastructure at the project site, including a conceptual engineering study on design parameters affecting underground mining, geotechnical reconnaissance to assess foundation conditions and local availability of construction materials, a desktop study of potential suppliers, contractors and independent power producers, an archaeological survey and baseline environmental studies.

Ivanhoe has shipped metallurgical samples from the Oyu Tolgoi Project to a research laboratory in Canada for metallurgical testing, which began in January 2003. The core samples consist of half PQ core from the Southwest Oyu and Central Oyu zones, and the testing is intended to provide the basis for the process design criteria of a pre-feasibility study.

Resource Estimate - Southwest Oyu

In May 2002, AMEC E & C Services Ltd. ("AMEC") completed an updated estimate of inferred resources in the Southwest Oyu zone based on six new drill holes. RPA reviewed and verified the resource estimate in the RPA Supplement. The RPA Supplement replaces the disclosure respecting the Southwest Oyu resource estimate in the RPA Technical Report.

In the RPA Supplement, RPA reported inferred mineral resources to a depth of 600 metres ("m") in the Southwest Oyu zone as follows:

      CUTOFF GRADE                          COPPER
COPPER EQUIVALENT (1) (%)      TONNES         (%)     GOLD (g/t)
          0.70               148,800,000     0.66        1.10
          0.60               252,400,000     0.55        0.83
          0.50               392,600,000     0.48        0.66
          0.40               552,800,000     0.42        0.56
          0.30               684,100,000     0.38        0.50
          0.20               757,300,000     0.36        0.46

         Note (1) Based on US$300 per ounce gold and US$0.80 per pound copper at 100% metal recovery

RPA also reported inferred mineral resources below 600 m in the Southwest Oyu zone as follows:

      CUTOFF GRADE                          COPPER
COPPER EQUIVALENT (1) (%)      TONNES         (%)     GOLD (g/t)
          2.0                 4,000,000      0.80        2.60
          1.8                 8,000,000      0.76        2.40
          1.6                13,000,000      0.72        2.20
          1.4                17,000,000      0.68        2.10
          1.2                21,000,000      0.65        1.90
          1.0                26,000,000      0.61        1.80

         Note (1) Based on US$300 per ounce gold and US$0.80 per pound copper at 100% metal recovery

RPA believes that additional drilling and evaluation is required before the mineralization below 600 m can be classified as a mineral resource at cut-off grades of less than 1% copper equivalent.

The revised Southwest Oyu mineral resource estimate reported in the RPA Supplement is based on the same assumptions, parameters and methods as those disclosed in the AIF, except that the drill hole database now consists of 37 diamond drill holes totalling 21,050 m.

Resource Estimate - 2003 Update

In January 2003, Ivanhoe engaged AMEC to prepare an independent resource estimate to quantify the size and grade of the Central, Southwest, South and Far North Oyu mineralized zones. Ivanhoe anticipates that the resource estimate will be completed by the end of January 2003. Ivanhoe has completed 55 drill holes at Central Oyu, an additional 38 holes at Southwest Oyu since the last resource estimate in May, 2002 and is awaiting assays from 8 diamond core holes at Far North Oyu. Ivanhoe believes that sufficient data will be available to establish inferred mineral resources at Far North Oyu and Central Oyu and to upgrade some or all of the inferred mineral resources at Southwest Oyu to the indicated category.

Central Oyu Zone - Recent Drill Results

In 2002, Ivanhoe began drilling at the Central Oyu zone of the Oyu Tolgoi Project to test an 800 m by 600 m anomaly identified by an IP survey.

In May 2002 three holes, OTD196, OTD202 and OTD207, drilled in the Central Oyu zone, encountered intrusive and volcanic-hosted hypogene, gold-rich, chalcopyrite mineralization similar to mineralization encountered in the Southwest Oyu zone, adjacent to and beneath a thick blanket of strong, secondary chalcocite and covellite mineralization. These three holes were drilled following two holes, OTD159 and OTD187 that discovered thick covellite mineralization and strong chalcopyrite gold mineralization, respectively, in the Central Oyu zone.

Ivanhoe subsequently drilled 39 holes on approximately 100 m intervals over the Central Oyu zone to delineate the underlying mineralization for future resource estimation. The holes were primarily drilled on 100 m spaced, north-south lines, inclined at 60 to 70 degrees south. Several additional holes were drilled on 305-degree and 125-degree azimuths to confirm continuity of the mineralization between drill sections. Other holes were drilled vertically to further delineate a near surface, flat lying zone of secondary enriched copper mineralization. Results of this drilling indicate that there is a main zone of mineralization consisting of a deposit of covellite mineralization and a peripheral deposit of chalcopyrite mineralization. The flat-lying top of the chalcocite blanket ranges from 30 m to 60 m below the surface with a true thickness of approximately 30 m to 60 m. The top of the covellite zone tends to be 100 m to 150 m below the surface, extending down to a maximum depth of 450 m below the surface. The chalcopyrite gold zone lies generally below the covellite zone extending up the southern flank to within 200 m below surface, with a maximum depth of between 450 m to 550 m below surface. Ivanhoe has drilled three cross holes to verify the continuity of mineralization. Assays are pending on these cross holes, and Ivanhoe will not be able to confirm the continuity of mineralization between sections at Central Oyu until the assay results from these holes are received.

Ivanhoe has divided the Central Oyu zone into six 100 m spaced, north - south sections, each approximately 600 m wide and 400 to 600 m deep, numbered from west to east. Ivanhoe has encountered gold and copper mineralization in all of the sections. Material results of drilling in each section are discussed below.

Section 1: Drill holes OTD187 and 207 encountered 160 m grading 0.59% copper and
0.4 grams per tonne ("g/t") gold and 144 m grading 0.78 % copper and 0.66 g/t gold, respectively. Holes OTD210, 280 and 256 intersected copper and gold mineralization comparable to that of OTD187 and 207. These intersections are a mixture of covellite, chalcopyrite and gold, and form two "bands" of mineralization, each up to 100 m in thickness coalescing into one, 200 m thick band on the northern side of Section 1. The drill intersections indicate that the total width of the mineralized zone is approximately 400 m and that it reaches a maximum below surface depth of 400 m. The zone is open to the north.

Section 2: Ivanhoe originally drilled OTD196 in Section 2 in early 2002 to test the down dip extent of mineralization, and intersected 118 m grading 0.95% copper and 0.47 g/t gold. Ivanhoe has since drilled three holes in this section of Central Oyu. OTD211 and 262 were drilled as 100 m step outs to the north from OTD196. OTD211 intersected 264 m grading 0.89% copper and 0.08 g/t gold. OTD262 intersected 203 m grading 0.92% copper and 0.31 g/t gold. The third hole, OTD226, intersected 58 m grading 1.90% copper and 0.24 g/t gold in the upper zone and 58 m grading 1.02% copper and 1.32 g/t gold in a lower zone. The results indicate that two mineralized zones converge into one zone 260 m in thickness on OTD211. The zone narrows to approximately 50 m in thickness on OTD226 accounting for the mineralization in the upper intersection of the drill hole. The lower intersection does not appear to be connected to the main zone of mineralization. Mineralization is open to the north and is approximately 500 m in width.

Section 3: Ivanhoe drilled five holes in Section 3 to test the covellite and chalcopyrite gold zones underlying the chalcocite blanket of Central Oyu. Ivanhoe also drilled two short vertical holes to provide large diameter core for metallurgical and leach testing on the chalcocite zone. OTD285, the most southerly hole, intersected 200 m of covellite mineralization grading 0.49% copper and 0.06 g/t gold starting at 46 m down hole immediately below the chalcocite blanket. Below the covellite zone, chalcopyrite and covellite mineralization grading 0.62% copper and 0.13 g/t gold over an interval of 158 m was encountered at 246 m down hole. OTD217 intersected 124 m of covellite-rich mineralization grading 1.20% copper and 0.07g/t gold starting at 160m down hole which underlies a 110 m interval of 0.49% copper and 0.05 g/t copper. OTD217 also encountered a 182 m lower zone of chalcopyrite mineralization starting at 312 m grading 0.60% copper and 0.18 g/t gold including a 14 m interval of barren rhyolite dyke. OTD216 encountered the covellite zone starting at 142 m down hole and intercepted 268 m grading 0.70% copper and 0.07 g/t gold. The lower chalcopyrite zone is 94 m grading 0.58% copper and 0.15 g/t gold. OTD258 was drilled to define the northern limit of the mineralization, and encountered significantly stronger covellite mineralization with gold. At 204 m the hole intersected 440 m grading 0.96% copper and 0.21g/t gold. Overlying the zone, a lower grade 58 m interval was encountered averaging 0.51% copper and 0.15 g/t gold. The final and most northerly hole in the section, OTD284, intersected 136 m grading 1.19% copper and 0.49 g/t gold starting at 258 m down hole. Ivanhoe believes that mineralization is open but decreasing in thickness to the north and that the overall dimension of mineralization in the section consists of a horizontal width of approximately 500 m and a thickness of up to 400 m. The maximum depth of mineralization is believed to be 550 m below surface.

Section 4: OTD159, drilled vertically, encountered 379 m grading 0.69% copper and 0.14 g/t gold. OTD224, 271, 275, 290 and 302 were subsequently drilled south inclined at approximately minus 65 degrees. Underlying the near surface chalcocite blanket, the drill holes intersected both a covellite zone and a lower zone of chalcopyrite. Ivanhoe believes the covellite zone is approximately 400 m in width and between 275 m to 300 m thick lying approximately 300 m below the surface, while the chalcopyrite zone is approximately 300 m in width and varying in thickness to approximately 100 m, lying up to 600 m below the surface. OTD302 intersected 52 m averaging 0.74% copper and 0.06 g/t gold through the covellite zone, starting at 100 m down hole. OTD275 intersected 206 m of mineralization in the covellite zone grading 0.74% copper and 0.09 g/t gold starting at 104 m and 86 m grading 0.49% copper and 0.97 g/t gold in the chalcopyrite zone starting at 550 m. OTD224 intersected 270 m averaging 0.50% copper and 0.06 g/t gold in the covellite zone starting at 66 m down hole and 0.62% copper and 0.06 g/t gold for 86 m in the chalcopyrite zone starting at 482
m. OTD271 and 290 also intersected comparable levels of copper and gold mineralization in both the covellite zone and chalcopyrite zone.

Section 5: Ivanhoe drilled three holes on Section 5 in 100 m intervals at minus 60 degrees. OTD332 is currently in progress and has no assays available but has intersected visible covellite mineralization. OTD247, 100 m north, intersected 132 m of covellite at 48 m depth, averaging 0.66% copper and 0.07 g/t gold, followed by 206 m grading 0.43% copper and 0.06 g/t gold. At 472 m, a 24m interval of chalcopyrite mineralization was intersected averaging 0.86% copper and 0.17 g/t gold. OTD299 is the most northerly hole in the section and intersected 34 m grading 1.04% copper and 0.14 g/t gold at 194 m. At 306 m the hole encountered 94 m of chalcocite and enargite grading 0.48% copper and 0.31 g/t gold. Subject to assay results from hole OTD332, Ivanhoe believes that the mineralized zone is 200 m wide and up to 250 m thick.

Section 6: Ivanhoe has completed four drill holes on the most easterly section in Central Oyu. All of the holes have been drilled south at minus 60 degrees. Ivanhoe has encountered varying degrees of mineralization in the holes, with intervals ranging from 26 m to 118 m. In general, the intervals encountered strong copper mineralization of between 0.81% to 1.56% copper but weak gold mineralization.

Ivanhoe has also drilled two holes east of Central Oyu, OTD198 and 225. OTD198 failed to penetrate the thick sedimentary cover rocks overlying the possible easterly strike extension of the Central Oyu mineralization due to bad ground. OTD225 was collared at the same location and intersected a wide post mineral dyke and clay altered, pyrite-rich rocks carrying only low copper and gold values.

Four additional holes have been drilled across Central Oyu to verify continuity of the mineralization between sections and to test for possible vertical, barren dykes lying between the sections. The first hole, OTD249 was collared on Section 2 and drilled west on an azimuth of 270 degrees. The hole intersected 92 m of covellite starting at 36 m. Below 128 m, the hole entered a late quartz monzonite dyke that defines the western limits of the Central Oyu mineralized zone. On the southeast side of Central Oyu, OTD312 was collared on an azimuth of 305 degrees to cross at right angles to the suspected northeasterly controlling structures identified by geophysics. The hole collared in quartz monzodiorite grading 0.45% copper and 0.04 g/t gold from 46 m down hole before encountering the high grade covellite zone at 358 m where a 168 m interval grading 1.24% copper and 0.28 g/t gold was intersected. Ivanhoe encountered one barren zone on OTD312 66 m in length starting at 222 m. OTD321 was collared west of Section 1 and drilled on a 125-degree azimuth as a "scissor" hole 100 m southwest and parallel to OTD312. The hole intersected 190 m of mixed covellite and chalcopyrite mineralization starting at 66 m down hole grading 0.81% copper and
0.49 g/t gold. Finally, OTD335 was drilled at 305-degree azimuth, 100 m northeast of OTD312, but assays are not complete.

Southwest Oyu Zone - Recent Drill Results

Since the completion of the revised Southwest Oyu zone inferred mineral resource estimate, Ivanhoe has concentrated diamond drilling in Southwest Oyu on infill drilling the inferred resource. Holes were drilled from northwest to southeast on 100 m spaced sections between existing holes to provide 50 m to 100 m spaced holes across the zone. Southeast oriented drill holes were selected to provide the best definition of the barren quartz monzodiorite intrusive rocks that form the hanging wall and footwall to the mineralization. The objective of this drilling is to provide sufficient control on the mineralization to increase the confidence level of some or all of the inferred resource to that of indicated for use in a future pre-feasibility study. A total of 38 drill holes on 650 m of strike length have been completed.

The holes drilled to date have encountered intervals of copper and gold mineralization consistent with previous drill results. Based on these drill holes Ivanhoe believes that gold and copper mineralization continues to plunge in a southwesterly direction and has a finite depth extent on the drill sections. The deep extension of the mineralization encountered at Southwest Oyu has now been extended to at least 400 m on strike and more than 900 m below the surface.

South Oyu Zone - Recent Drill Results

Recent diamond drilling in South Oyu followed up on earlier reverse circulation ("RC") drilling during 2001 undertaken to delineate near surface oxide resources. Ivanhoe also drilled several core holes in 2001, with limited success, to expand the high-grade bornite mineralization first encountered in drill hole OTD004. OTRCD149, drilled to scissor OTD004 intersected 52 m grading 1.73% copper and 0.23 g/t gold underlying a 63 m interval starting at surface of a malachite-rich oxide zone grading 1.08% copper and 0.28 g/t gold. OTD164 drilled 100 m down dip from OTRCD149, encountered lower grade mineralization indicating the bornite-rich quartz sheeted quartz veining did not continue vertically to depth.

The RC holes drilled by Ivanhoe at South Oyu encountered moderate copper grades, but with generally low gold values, lowering the overall exploration priority of the area. Ivanhoe has resumed drilling at South Oyu with a view to defining a "starter" pit zone of mineralization within 250 m of surface and has drilled four holes on a section 50 m to 100 m southeast of OTRCD149 and OTD164. OTD279, drilled at an azimuth of 215 degrees at -60 degrees intersected 204 m of 0.73% copper and 0.22 g/t gold starting at 42 m down hole. Step back hole OTD266, 100 m northeast intersected 64 m at 0.51% copper and 0.11 g/t gold from 98 m and an interval of 37 m grading 0.67% copper and 0.12 g/t gold starting 208 m through to the bottom of the hole at 245 m. OTD261 was collared 150 m northeast across a 50 m thick rhyolite dyke. The hole intersected 98 m grading 0.55% copper and
0.03 g/t gold starting at 42 m. The hole bottomed in a rhyolite dyke. The final hole, OTD281, stepped back a further 160 m northeast and encountered 246 m of weak mineralization grading 0.26% copper and 0.04 g/t gold starting at 78 m. The bottom of the hole intersected 112 m grading 0.66% copper and 0.16 g/t gold at 394 m.

Two additional holes were drilled on a section 100 m southeast of the previously described drill hole grouping. OTD269 intersected 60 m grading 0.59% copper and
0.06 g/t gold starting at 58 m followed by 102 m grading 0.78% copper and 0.14 g/t gold at 130 m depth. The grade decreased to the bottom of the hole at 429 m. Ivanhoe believes that mineralization in excess of 0.7% copper may run continuously east-west across the 150 m interval between OTD279 through OTD269. Additional drilling is required to further delineate this zone.

To test the area between the South Oyu zone and Southwest Oyu zone, Ivanhoe drilled two holes, OTD233 and OTD308, to the northwest along a section line following OTD004 and OTRCD149. OTD233 encountered 45 m starting at surface grading 0.82% copper and 0.14 g/t gold, followed 94 m down hole by 46 m grading 0.93% copper and 0.10 g/t gold. A 45 m dyke was then cut followed by an additional 72 m grading 0.81% copper and 0.08 g/t gold. The hole encountered additional dykes and weaker mineralization down hole to 322 m. OTD308, collared 140 m west on a parallel section 100 m southwest intersected 130 m grading 0.60% copper and 0.63 g/t gold starting at 54 m down hole. The mineralization from these holes is high-sulphidation bornite and chalcocite in advanced argillic alteration, and demonstrates that there is probably continuity down dip from two previous RC holes, OTRC105 and OTD136 that intersected chalcocite-rich mineralization near surface.

Far North Oyu Zone - Recent Drill Results

Ivanhoe initiated drilling in Far North Oyu in mid-2002 to test a broad, north easterly trending IP chargeability high delineated in 2001. Eleven holes were drilled on six, 200 m spaced sections progressing northeast. These holes intersected significant widths of pyrite and lesser amounts of chalcopyrite, enargite and chalcocite. The best grades included 108 m grading 0.73% copper and
0.04 g/t gold starting at 296 m down hole in OTD244 and 136 m grading 0.58% copper and 0.05 g/t gold in OTD246. The final hole, OTD270, was drilled as a final test of the far-east end of the IP target and encountered 638 m of chalcopyrite, bornite-rich mineralization grading 1.61% copper and 0.07 g/t gold starting at 220 m down hole.

Ivanhoe performed follow-up drilling by stepping north and south on 100 m intervals followed by a parallel section of three holes 100 m east. Re-interpretation of the geophysics indicates that a possible controlling structure trending north northeast through OTD270 might result in the strike being oblique to the two north-south drilling sections. Subsequent holes were then drilled southeast and scissored northwest to cut perpendicular to the interpreted trend of the body. The body is now interpreted to be north northeasterly trending, generally tabular in nature, dipping moderately to steeply southeast. Ivanhoe has identified a zone of mineralization grading in excess of 1% copper that lies 150 m to 300 m below the surface and reaches depths of 700 m to 800 m below surface. The results of drilling to date indicate that the zone is approximately one kilometre long and 400 m wide, but it is still open in all directions. Ivanhoe has estimated the true thickness of this mineralized zone is between 200 m to 300 m.

OTD286, a 100 m step back from OTD270, intersected 532 m grading 1.63% copper and 0.05 g/t gold, including 208 m grading 2.41% copper and 0.07 g/t gold. OTD298 stepped back an additional 100 m intersecting 86 m grading 1.18% copper and 0.02 g/t gold and 102 m grading 1.26% copper and 0.02 g/t gold. One hundred metres north of OTD270, OTD273 intersected 444 m grading 1.37% copper and 0.04 g/t gold and, 100 m north of this hole, OTD282 intersected 304 m grading 1.28% copper and 0.05 g/t gold. These five holes define a zone at least 600 m in north-south strike extent and 500m in vertical depth extent. The high-grade, advanced argillic-altered, siliceous core consists of bornite, chalcocite and chalcopyrite grading upward into chalcopyrite and bornite and at the top of the zone, pyrite, chalcopyrite and enargite. The base of the zone is hematite, bornite, chalcopyrite in an intensely chlorite altered basalt. The mineralization is capped by an ignimbritic unit of variable thickness and overlain by siltstone and basalt. The mineralization appears to be structurally controlled within a favourable, porous host rock.

Approximately 100 m east of the OTD270 drill hole grouping, Ivanhoe drilled holes OTD305, 303 and 313 from south to north at 100 m intervals. All three holes intersected significant intervals of copper with a marked increase in gold content in the higher grade intervals. OTD305 intersected 280 m grading 1.73% copper and 0.07 g/t gold, OTD303 intersected 344 m grading 1.77% copper and 0.11 g/t gold and OTD313 intersected 490 m grading 1.57% copper and 0.14 g/t gold. The mineralization appears to be continuous from the OTD270 drill hole grouping as a flat lying, tabular body 600 m in strike length and 300 m in thickness.

Ivanhoe collared three drill holes on the northwest side of Far North Oyu and drilled south easterly believing the body could be steeply dipping to near vertical in cross section. The first of these holes, OTD289, intersected 367 m grading 1.91% copper and 0.09 g/t gold including 170 m grading 2.41% copper and
0.15 g/t gold. The hole was bottomed in high-grade copper mineralization when abandoned due to bad ground. Two hundred metres southwest, OTD304 was drilled parallel to OTD289 and intersected 432 m grading 1.33% copper and 0.04 g/t gold. One hundred fifty metres northeast of OTD289, OTD310 intersected 368 m grading 2.41% copper and 0.23 g/t gold and included a 172 m zone of 3.43% copper and
0.40 g/t gold.

The results of the three southeasterly drill holes indicate that the body is more tabular in shape and dips moderately to steeply easterly, meaning that the holes may have been drilled down the dip of the body. Ivanhoe has now collared holes on the southeast side of Far North Oyu, and is drilling north westerly to trace the down dip of the mineralized zone.

Ivanhoe has also recently completed drilling three holes, OTD319, 327 and 344, to test the north northeast strike extent of Far North Oyu and three holes, OTD334, 346 and 338, to test the south southwest extension of Far North Oyu toward the Central Oyu zone. Assays on the north northeast extension drill holes disclosed an interval at OTD319 of 456 m grading 1.58% copper and 0.12 g/t gold starting at 324 m below surface and an interval of 368 m grading 1.50% copper and 0.08 g/t gold starting at 358 m on OTD327, while assays on OTD344 are pending. The results support the extension of the mineralized zone to encompass the drilling area and provide confirmation as to the shape of the mineralized body. Assays on the south southwest extension holes are pending.

Drilling Plans for First Quarter of 2003

Ivanhoe plans to continue diamond drilling to test the north-south trending IP chargeability anomaly extending north from Central Oyu. The presence of chalcopyrite, bornite and chalcocite on the eastern margin of the central axis of the IP anomaly opens up a significant strike length of poorly or untested sulphides. Holes will be drilled in approximately 200 m intervals along the strike extent with OTD334, 338 and 341 already in progress. To the south of Central Oyu, the high sulphidation system continues under the sedimentary/volcanic rocks. OTD219 and 240 intersected very similar mineralization to the Far North and east side of Central Oyu, albeit at depths that would likely require underground development to extract.

Ivanhoe plans to commence test drill holes over an IP zone of high chargeability and high resistivity that was traced northerly over five 100 m spaced IP sections on the western edge of its recent IP survey. Chip samples from a vein located on this zone returned anomalous base and precious metal values, but the chargeability and resistivity anomaly defined on the vertical IP sections suggests there is the potential for increased thickness at depths below 200 m.

MONYWA COPPER PROJECT, MYANMAR

During 2002, Myanmar Ivanhoe Copper Company Limited ("MICCL"), the joint venture company operating the Monywa Copper Project, produced copper at an annualized rate of approximately 28,700 tonnes. The rate of production was higher than in 2001, reflecting increased processing capacity from a program to expand electrowinning capacity. The expansion program continues, with the ultimate planned capacity expected to be 33,000 tonnes per annum by April 2003. MICCL has increased the leach pad area of the mine to maintain the increased cathode production and has used run of mine dumps to supplement crusher capacity.

MICCL has relocated some of its mining and ore production from the Sabetaung deposit to the Sabetaung South deposit and reallocated some of the production at the Sabetaung pit from Stage 2 to the Stage 3 area of the pit. Ore grade from Stage 2 of the Sabetaung pit is declining in line with design. The decline should be offset by higher-grade ore recovered from Sabetaung South and Stage 3 of the Sabetaung pit.

MICCL has encountered ore zones with a high proportion of clay. The clay material increases the proportion of fine material in processing, which reduces the efficiency of leach kinetics and copper extraction. During 2002, MICCL constructed and operated a pilot fines material removal plant. Based on the success of the pilot plant, a fines removal plant will be added to the crushing circuit during 2003 and is expected to remove a sufficient amount of fines to permit optimum copper leach extraction.

Ivanhoe is still negotiating with potential project finance lenders in respect of the possible future development of the Letpadaung deposit.

SAVAGE RIVER PROJECT, TASMANIA

Mining Developments

Ivanhoe's indirect wholly-owned subsidiary Goldamere has entered into a five-year supply contract with BHP Steel (AIS) Pty. Ltd. to supply between one million and one and a quarter million dry metric tonnes of iron ore pellets and concentrate per year. Goldamere's supply contract with Posco Australia Pty. Ltd. ("POSCO") ends on March 31, 2003. To date, Goldamere has not been able to confirm the requirements of POSCO after expiration of the contract, but based on current discussions anticipates that the contract will be extended at reduced purchases of 700,000 tonnes per year. Goldamere has increased its focus on the Chinese market, and has established a sales target of 300,000 tonnes of pellet and concentrate into the Chinese market for 2003.

In 2002 Goldamere temporarily ceased mining operations at Extension 3 of the North Pit deposit because of a slope failure at Extension 2. Accordingly, all mining in recent months has taken place at the South Deposit. This development, combined with poor reconciliation of high grade ore in the upper benches of the South Deposit reduced ore supply and weight recoveries in the mill. Goldamere has been processing low-grade ore stockpiles to compensate for the reduced supply. Recent upgrades to the mill circuit have increased ore throughout, resulting in slightly better than planned concentrate production.

During the first quarter of 2003 a majority of the ore feed for the Savage River Project is expected to come from the eastern ore lens of the South Deposit. The eastern ore lens consists primarily of high-grade soft ore, with high nickel impurities. Goldamere has instituted quality improvement measures in order to control the level of nickel impurities until the South Deposit cutback exposes the western ore lens of the South Deposit.

Mining at Extension 3 of the North Pit resumed at the end of January 2003 with the establishment of access behind the Extension 2 slope failure. Goldamere expects that mining of Extension 3 combined with continued mining of the South Deposit will enable Goldamere to maintain a continuity of supply to its customers.

The Savage River Project's mine plan has now been revised to incorporate slope design changes in the North Pit, and a new mining sequence to reduce the probability and impact of a similar slope failure in Extension 3. In addition, a new design at the southern end of the Center Pit has been included in the schedule, adding a year to the life of mine and taking end of mine life out to May 2008.

In January 2003 Goldamere began operating its first gas-powered furnace at the Port Latta pellet plant. Goldamere is in the process of converting all of its oil fired furnaces to gas.

Financial Developments

In 1998, Goldamere entered into a Project Facility Agreement with UBS Australia Limited ("UBS"), pursuant to which UBS granted to Goldamere an Aus$43 million (US$23.6 million) credit facility (the "Credit Facility"). As a condition of the Credit Facility, Goldamere was required to implement a risk management program which involved, among other things, hedging currency risk in respect of the US dollar proceeds of the sale of iron ore from the Savage River Project (the "Hedging Arrangements"). Under the Hedging Arrangements, Goldamere was required to deliver to the hedge counterparty US$5 million of currency per month at an exchange rate of US$0.6817:Aus$1.

Pursuant to a December 1996 asset purchase agreement (the "Asset Purchase Agreement"), Goldamere agreed to purchase from the Crown in Right of the State of Tasmania (the "State"), the assets of the Savage River Project in consideration for a deferred payment of Aus$13 million (US$7.1 million) (the "Asset Purchase Price"). Under the terms of the Asset Purchase Agreement, the Asset Purchase Price was to be satisfied by way of expenditures by Goldamere to remediate environmental damage on the Savage River Project property caused by the previous owner. The Asset Purchase Price was originally secured by a bank guarantee and then by the State becoming a beneficiary of charges and mortgages granted over the assets of the Savage River Project and certain other assets.

As a result of a significant weakening of the Australian dollar in relation to the U.S. dollar, the Hedging Arrangements required Goldamere to incur substantial ongoing currency exchange losses. As an interim relief measure, commencing in the end of June 2001 UBS agreed to allow Goldamere to make the monthly United States dollar payments required pursuant to the Hedging Arrangements at the then prevailing Aus$:US$ exchange rate rather than at the specified contract rate. An amount equal to the difference between the amount otherwise payable at the specified contract rate and the amount actually paid at the then prevailing exchange rate was then added to the outstanding principal amount of the Credit Facility.

Faced with a deteriorating international market for iron ore and continuing weakness in the Australian dollar, the management of Goldamere concluded that the economic viability of the Savage River Project could not be sustained under the burden of the Credit Facility and UBS Hedging Arrangement obligations and, in August 2001, approached UBS to discuss alternatives for restructuring the mine plan and financial arrangements of the Savage River Project.

In September 2002, Arbutus Holdings Ltd. ("Arbutus"), a wholly-owned subsidiary of Ivanhoe, acquired all of UBS' rights in respect of the Credit Facility and assumed all of UBS' liabilities and obligations under the Project Facility Agreement. In connection with, and as part of, these transactions, Arbutus replaced UBS as the hedge counterparty under the Hedging Arrangements and all remaining currency exchange transactions and obligations under the Hedging Arrangements were closed out. As consideration for UBS' rights under the Credit Facility and acquiring the residual liabilities resulting from the closing out of the Hedging Arrangement transactions and obligations (the "Close Out Amounts"), Arbutus paid to UBS cash in the amount of Aus$15 million (US$8.2 million). Including the Close Out Amounts, the total Goldamere indebtedness acquired by Arbutus from UBS was approximately Aus$74.9 million (US$41 million).

In connection with Arbutus' acquisition from UBS of the Credit Facility indebtedness and related security, the State agreed to relinquish its security in the Savage River Project. As consideration for the relinquishment, Goldamere agreed to lodge with the State a bank guarantee in the amount of Aus$2.8 million (US$1.5 million) as substitute security for Goldamere's obligations under the Asset Purchase Agreement to either pay the deferred Asset Purchase Price in cash or to incur environmental remediation expenditures in respect of the Savage River Project in an aggregate amount equal to the deferred Asset Purchase Price plus accrued interest. Goldamere and the State also agreed upon a variation of the time for, and manner of payment of, interest in respect of the Asset Purchase Price.

The transaction reduced current and long-term liabilities on Ivanhoe's consolidated balance sheet by approximately Aus$74.9 million (US$41 million).

Goldamere management has advised Ivanhoe that Goldamere will likely need to supplement anticipated cash flow from project operations with additional capital from external sources in order to cover budgeted operating costs. The funding shortfall will be largely dependent upon fluctuations in currency exchange rates and Goldamere's ability to attract new customers. Goldamere's management has advised Ivanhoe that a number of options are being considered in order to meet cash flow shortfalls and mitigate currency risks. These include arranging a credit facility with a third party lender and new currency hedging arrangements. Goldamere has advised Ivanhoe that new third party credit facilities may be contingent upon, among other things, Arbutus subordinating its existing loans to and security in the Savage River Project to a new lender. There can be no assurance that Goldamere will be able to make suitable external financing arrangements. A failure to do so will have an adverse impact on Goldamere's ability to continue as a going concern.

SILVER HILL GOLD AND SILVER PROJECT, SOUTH KOREA

Ivanhoe commenced trial commercial production at the Silver Hill Gold and Silver Project in April 2002. In 2002 Ivanhoe processed 17,648 tonnes of ore and mined, produced and sold 5,532 ounces of gold and 212,232 ounces of silver. Although the open-pit mining project was producing gold and silver at commercially viable rates, information about the property's underground mineral structure sufficient to develop a comprehensive mine plan is not currently available. In October 2002 Ivanhoe suspended mining in order to complete infill drilling of the eastern half of the deposit and develop a mine plan. The infill drill program commenced in July 2002 and was completed in early December 2002. Ivanhoe continued to process oxide ore stockpiled at the Eunsan mill until early December 2002. The mining contractor ceased operations while trial mining was halted except for a small maintenance crew which remained on site preparing for a possible underground trial mining program.

Ivanhoe has also been preparing an updated resource block model and is analyzing the infill drilling data in order to develop a mine plan. Ivanhoe recommenced trial mining following completion of the infill drilling program in the eastern half of the defined underground zone in order to compare actual mining results with those of the updated block model. Shortly after trial mining recommenced, Ivanhoe encountered a cavity with an estimated strike length of approximately 50 m filled with mud and other unconsolidated material in the vein system being mined. Ivanhoe has not been able to mine through or bypass this cavity. Accordingly, in the end of January 2003, Ivanhoe halted trial mining operations. Ivanhoe is incorporating these developments into its block model and is examining methods to continue cost-effectively mining the vein system. Until such time as Ivanhoe can devise a method of either bypassing or mining through the cavity all mining operations will remain halted.

High-grade oxide ore from the open pit was processed at the Eunsan mill until the high-grade stockpile was depleted in December 2002. Thereafter, low-grade oxide ore from stockpiles was processed until the tailings impoundment was filled. Approximately 2,000 tonnes of sulphide ore remains in the surface stockpile.

Although complete information is not yet available, Ivanhoe anticipates that gold and silver production results for the first quarter of 2003 will be significantly lower based on the grades in the surface stockpile now available for processing and because resumption of full production may be delayed indefinitely.

Ivanhoe is also running flotation and refining tests on stockpiled sulphide ore and tailings filtration with ultimate disposal by dry stacking. Cyanidation, as a means of retreating high grade oxide tailings currently stored on surface, is currently being investigated.

OTHER MONGOLIAN PROJECTS

In 2002, Ivanhoe increased its landholding throughout southeastern and southern Mongolia and near Saran Uul in central Mongolia. Ivanhoe now holds eighty exploration licences covering 7,667,545 hectares (76,674.45 square kilometres ("km2")) and has applied for another 35 exploration licences totaling 3,472,425 hectares (34,724.25 km2). The following is a description of some of Ivanhoe's more significant exploration activities on these properties.

Kharmagtai/Ovoot Hyar

The Kharmagtai and Ovoot Hyar project area comprises three licences. Ivanhoe currently owns 100% of two of the licences, but has agreed to convey a 10% interest in one of the two licences to an arm's length third party in exchange for an exploration dataset owned by the third party in respect of the property. Ivanhoe has the right to earn an 80% interest in the third licence upon completion of a US$500,000 work program over three years. An arm's length third party holds the remaining 20%. Areas covered by these three licences are surrounded by large areas subject to exploration licences 100% owned by Ivanhoe.

Detailed geological mapping and rock-chip sampling of the Kharmagtai and Ovoot Hyar project area commenced in April 2002 and is ongoing. As part of the field program, 1,160 line kilometres of gradient array IP, 1,750 line kilometres of field magnetics and 31.2 kilometres of trenching have been completed. A gravity survey was commenced in October 2002 and is still in progress.

Diamond drilling of two copper-gold porphyry targets known as Copper Hill (Zesen
Uul) and Gold Hill (Altai Tolgoi) commenced in July 2002 and in November 2002, respectively. Other high priority copper-gold porphyry targets that will be drilled in the coming months include Duck (Galau), Eagle (Burgit), Wolf (Chun) and White Vein (Tsagan Sudal). Ivanhoe has also identified a gold target associated with a series of tourmaline breccia pipes and pervasively silicified sediments, known as OV3/Falcon (Hartsaga).

Twenty-eight diamond drill holes have been completed at the Copper Hill target. The drill results define a broadly east-west trending zone of gold and copper mineralization greater than 250 m in length and up to 120 m wide. High-grade mineralization occurs within 30 m of surface and extends to a depth greater than 250 m. Initial geologic modelling suggests that mineralization is pipe-like and is associated with fingers of monzodiorite stock that are intruded into a volcanoclastic siltstone package. An intense stockwork of quartz-chalcopyrite veins is developed within the monzodiorite and locally within the siltstone. Highlights of assays for holes for which assays are available include:

-------------------------------------------------------
         From    To   Depth   Interval   Gold    Copper
 Hole    (m)    (m)    (m)      (m)      (g/t)    (%)
-------------------------------------------------------
KHD002    72    140     48        74     2.24     1.16

KHD003    40    142     30       102     2.09     1.05

KHD006   108    290     86       183     0.52     0.47

KHD008    22    100     14        78     0.51     0.61

KHD016   140    198    100        58     0.98     0.67

KHD021    36    118     30        82     1.23     0.74

KHD022   100    182     66        82     1.48     0.85

KHD026   118    220     98       102     0.56     0.38

KHD030   104    162     70        58     0.63     0.50

KHD033   168    236    114        70     1.24     0.78

------------------
Note: Depth (m) is the depth from surface to the top of the specified mineralized interval. In the absence of detailed topographical contours it is considered accurate to within five metres. Although broadly pipe-like, the plunge of the mineralization is poorly constrained and it is not possible to give true widths of mineralization.

An initial petrological study of core from Copper Hill indicates that gold occurs along fractures and voids within chalcopyrite grains and has a similar habit to the gold in the Southwest Oyu zone at Oyu Tolgoi.

Mineralization does not outcrop at Copper Hill and a RC drill program has recently been completed to define the zone's strike extensions. RC holes were drilled off 80 m by 120 m centres at -60 degrees to 100 m in depth. All assay results from the RC drill program are pending.

The Gold Hill Prospect is located approximately two kilometres due north of Copper Hill. Mineralization crops out locally as a series of malachite-stained quartz stockwork zones which trend broadly east-west. Trenching has extended this zone eastwards under Quaternary cover. The Gold Hill Prospect has a field magnetic response similar to Copper Hill, characterized by a 1,200 m long east-west trending zone, which hosts localized, intense, elongate magnetic highs up to 200 m long. A moderate chargeability anomaly occurs immediately to the north.

Nine diamond holes have been completed at Gold Hill and most have intersected well-developed quartz-chalcopyrite stockworks and chalcopyrite-mineralised breccias. All assays are pending. Mineralization occurs within 50 m of surface, has a vertical extent of over 300 m and is open in all directions. Two diamond rigs are presently drilling at Gold Hill.

Ivanhoe has also commenced preliminary exploration work at the Duck and Eagle prospects.

Shuteen

The Shuteen licence is located within the Southern Mongolian Mineralised Belt that also hosts Oyu Tolgoi and Kharmagtai. It is located in the Omnogovi Aimag (Province) approximately 500 kilometres southeast of Ulaanbataar. The licence is held as a joint venture with an arm's length third party. Ivanhoe has the right to earn an 80% interest in the property upon completion of a US$1,500,000 work program over three years.

The Shuteen licence is characterized by an extensive silica-clay lithocap. Ivanhoe has conducted 1,800 line kilometres of field magnetics and 1,000 line kilometres of IP surveying.

Oyut Ulaan

The Oyut Ulaan licence was granted to Ivanhoe in February 2002 and comprises 12,063 hectares. Ivanhoe owns 100% of the licence with no underlying royalties.

The Oyut Ulaan licence comprises a variety of targets which extend over an area of approximately 12 kilometres by 6 kilometres. These targets include a copper mineralized tourmaline-breccia pipe complex (Oyut Ulaan), an extensive area of copper-stained colluvium and quartz vein float (Stariy), several quartz stockwork zones with highly anomalous gold and copper (Stockwork and Southeastern), large chargeability anomalies with peripheral magnetic resistivity highs and occasional gold-copper anomalous porphyry-style veins (Hulan, Hulan East, Hulan Fareast and Camel) and gold and copper anomalous skarns (Nowie).

The Stariy area contains abundant copper-stained colluvium and common float and subcrop of quartz magnetite veins with occasional centreline textures, gossan, magnetite-bearing hydrothermal breccias and altered monzodiorite and syenitic intrusives, implying underlying porphyry-type copper-gold systems. Assays from 35 rock-chip samples were highly anomalous in copper (18 samples between 1-10%), gold (seven samples between 0.25-16.8 g/t) and molybdenum (three samples between 200-709 ppm).

Detailed geological mapping and surface rock-chip sampling was completed on the property in September 2002, which included 890 line kilometres of ground magnetics and approximately 700 line kilometres of gradient array IP.

Ivanhoe has identified a drilling target at Oyut Ulaan comprising a series of variably copper-mineralised tourmaline breccia pipes which extend over a strike length of approximately 1.5 kilometres and are hosted in carboniferous monzodiorite and granodiorite. Intense secondary copper staining occurs within and at the southern margin of the most prominent pipe where copper assays in excess of 5% are common.

Saran Uul

The Saran Uul licence is located in Bayanhongor Aimag and comprises a total of 10,172 hectares. The licence was granted in February 2002 and Ivanhoe owns a 100% interest in the licence with no underlying royalties. Licences to explore the surrounding areas are either held by Ivanhoe or are under application by Ivanhoe.

Initial reconnaisance indicates that variably quartz-stockworked, plagioclase phyric monzonite, monzodiorite and diorite, with common quartz-hematite-iron oxide alteration and gossan is present. Assays from 54 rock-chip samples were highly anomalous in copper (11 samples between 0.5-5 %), gold (six samples between 0.5-4.9 g/t) and molybdenum (14 samples between 100-2000 ppm).

A more extensive geological mapping and sampling program was conducted during October and November 2002 and included 815 line kilometres of ground magnetics. Assay results from 122 surface rock-chip and float samples define an area measuring approximately 900 m by 450 m averaging 0.40 g/t gold, 0.70 % copper, 90 ppm molybdenum and 1.4 g/t silver. Within this zone is a higher grade core measuring approximately 400 m by 250 m with gold values that average 1.1 g/t.

The area from which the high-grade samples were collected occurs within a broad zone containing copper oxides in float and outcrop. Occasional centimetre wide quartz veins containing haematitic and geothitic oxides and rare chalcopyrite veins to 5 millimetres wide are present. Veins occur individually and as stockworks. Mineralization is hosted in a phorphyritic monzonite which has intruded moderately hornfelsed siltstone, sandstone and rhyolite. A zone of sericite silica pyrite alteration is present in sediments to the south of the copper oxide zone. Mineralization is open to the southwest where it is covered by Quaternary gravels.

Ivanhoe intends to commence IP and gravity surveys on the property in January 2003 in conjunction with an extensive trenching program.

Oyut Ovoo

The Oyut Ovoo licence comprises 1,201 hectares and is completely surrounded by large areas subject to Ivanhoe exploration licences. The licence was granted in February 2002 and is 100% owned by Ivanhoe with no underlying royalties.

The Oyut Ovoo prospect is centered on a series of prominent hills comprising copper-bearing magnetite skarns and hydrothermal breccia pipes hosted in Permian granitoid stocks. The mineralised zone has a surface area of approximately four square kilometres and is surrounded by Quaternary and recent alluvium. Ivanhoe has collected forty-three surface rock-chip samples, and assays contained anomalous values of copper (17 samples between 1-10%), gold (nine samples between 0.3-0.7 g/t) and molybdenum (16 samples between 100 ppm and 1%).

Detailed geological mapping and rock-chip sampling, in conjunction with an IP, magnetic and gravity geophysical survey, is planned for early 2003.

CHINA PROJECTS

Pacific Agreement

In May, 2002 Ivanhoe entered into an agreement (the "Pacific Agreement") with Pacific Minerals Inc. ("Pacific") a company listed on the TSX Venture Exchange. Pursuant to the Pacific Agreement, Ivanhoe subscribed for 5,100,000 common shares of Pacific and 5,100,000 share purchase warrants at an aggregate cost of US$3,000,000. Ivanhoe also received options to participate in two mineral exploration and development joint ventures between Pacific and Chinese government controlled agencies, the 217 Gold Project in Inner Mongolia and the JBS Platinum-Nickel-Palladium Project in Yunnan Province. Ivanhoe has the right to obtain an initial 60% interest in the 217 Project and a 35% interest in the JBS Project, increasing to up to 76.5% and 75%, respectively, upon completion of project financing. Ivanhoe has until June 2004 to exercise its option to participate in one or both joint ventures. If Ivanhoe exercises its option, it will be obligated to provide or arrange all exploration and development funding for the project until commencement of commercial production.

The Pacific Agreement also gives Ivanhoe the right to participate in any new project identified by Pacific anywhere in China except Anhui Province. To date, Pacific has identified four new projects ("New Projects"): the Huize-Xuanwei Copper Project in Southern Yunnan Province, the Zhaotong Copper Project in Northern Yunnan Province, the Guizhou Copper Project in Guizhou Province and the Dandong Gold Project in Liaoning Province. Ivanhoe has elected to participate in all of the New Projects. Accordingly, Ivanhoe is entitled to an initial 50% interest in each of the New Projects, which may increase to up to 80% if Ivanhoe funds and completes a feasibility study and arranges project financing. For each New Project, Ivanhoe and Pacific will equally fund the first US$1,000,000 of exploration expenses. Thereafter, Ivanhoe will be solely responsible for funding exploration and development expenses, completing a feasibility study and arranging project financing in order to increase its interest in a New Project to 80%.

In October 2002, Ivanhoe acquired an additional 8,597,112 common shares of Pacific and 2,000,000 share purchase warrants. Ivanhoe purchased 6,597,112 common shares from five existing shareholders at a price of Cdn$1.17 per common share, and purchased the remaining 2,000,000 common shares and the warrants of Pacific as units consisting of one common share and one warrant at a price of Cdn$1.00 per unit. Ivanhoe now holds approximately 38.4% of Pacific's issued and outstanding share capital on an undiluted basis.

217 Project and the JBS Project

The 217 Project is located near the border with Mongolia, near the Oyu Tolgoi Project. The 217 Project hosts a mineralized zone that has been traced along strike by surface trenches over a distance of 4.8 kilometres, ranging in width from 40 m to 150 m and open to the west and to depth. The zone has been tested by ten widely spaced diamond drill holes, all of which intersected gold mineralization. The best hole graded 1.28 g/t gold over 273 m from the surface. The joint venture has also commenced preliminary metallurgical testing of core samples of both an oxide and a sulphide zone on the deposit.

The JBS Project is still in the initial stages of exploration and development, with some preliminary underground mapping, sampling and drilling conducted in the second half of 2002. A substantial database of exploration is already available from work conducted by the government of Yunnan Province between 1975 to 2000. Pacific and its Chinese joint venture partner are using this database and the results of its preliminary exploration work to develop an exploration plan for the JBS Project.

New Projects

The Huize-Xuanwei Copper Project and the Zhaotong Copper Project are the most advanced of the four New Projects. In both cases, Pacific is negotiating a co-operative joint venture agreement with the Yunnan Geological and Mining Co. Limited, a geological exploration company owned by the government of Yunnan Province.

Exploration activities on each of the New Projects remain in the early stages. Ivanhoe anticipates that a detailed exploration plan will be devised and implemented upon finalization of joint venture negotiations with the applicable Chinese party for each New Project.

Framework Agreement

Ivanhoe has entered into a Framework Agreement with a Chinese government agency which contemplates the negotiation of definitive joint venture agreements between the parties with respect to several properties in Inner Mongolia. To date, no agreements have been finalized.

The most advanced of the properties covered by the Framework Agreement are the Ba Ri Tu Nam property and the Siwmuchange property. In both cases, the Framework Agreement contemplates Ivanhoe earning up to an 80% interest in the property in consideration for conducting an exploration program on the property. Both properties have been subject to reconnaissance level exploration.

SOUTH KOREAN EXPLORATION PROJECTS

Gasado

Detailed mapping, channel and rock-chip sampling program of the Lighthouse-Lighthouse East vein area, carried out between April and May 2002 identified a high-grade shoot zone, at least three metres wide, along the southern Lighthouse vein headland. The vein has been traced 77 m in plan distance over a vertical interval of 37 m up slope. It has a minimum estimated width and calculated composite grade over this strike extent of three m at 7.91 parts per million ("ppm") gold and 278.3 ppm silver. Ivanhoe has identified high grade channel intercepts from the Lighthouse East vein section including 1 m at
5.57 ppm gold and 231.7 ppm silver, 1.4 m at 16.93 ppm gold and 824 ppm silver and 0.6 m at 4.77 ppm gold and 333.2 ppm silver.

The results of recent exploration activities coupled with gold and silver intercepts obtained during previous scout drilling indicate that these vein sections have down-dip potential. The current drilling program is aimed at delineating economically exploitable sections of the Lighthouse vein and its Lighthouse East vein extension, where open cut and underground amenable targets are present. Ivanhoe is in the process of drilling ten drill holes totalling 730 m to target 25 to 30 m down-dip of the highest-grade vein sections, and intends to use the drill results to calculate a resource estimate. Ivanhoe is scheduled to complete the drilling program in the first quarter of 2003.

Moisan

Ivanhoe has completed 28 diamond drill holes, totalling 4,804 m at Moisan. The drilling has identified gold and silver mineralization. The form of mineralization is mixed, and occurs as low sulphidation, high sulphidation and mixed low sulphidation-high sulphidation systems.

Ivanhoe is also drilling at the Moisan Extended Prospect, which lies northwest of the Moisan Prospect. The Moisan Extended Prospect shows strong similarities in both the geological setting and mineralization styles to the Moisan Prospect. Ivanhoe has completed nine drill holes totalling 1,381 m. Eight drill holes intersected narrow veins of gold and silver mineralization.

Keunsan Prospect

Ivanhoe has excavated four trenches 50 to 70 m long to expose the bedrock at Keunsan. Ivanhoe has also completed seven diamond drill holes, totalling approximately 1,475 m. Each of the drill holes intercepted local narrow zones of gold and silver mineralization. Two drill holes are currently in progress, and further drilling will be based on the results of these two drill holes.

Based on the results of drilling to date, mineralization appears to be confined along intensely silicified zones hosted in dacitic ash to pumiceous lithic tuffs and tuffaceous fine sediments, which are cut by narrow crystalline to chalcedonic quartz veins and veinlets. The geology indicates the potential for possible supergene enrichment.

Seongsan Clay Mine Prospect

In June 2002, Ivanhoe re-sampled drill cores from previous drill holes within the clay pit area of the Seongsan clay mine. Ivanhoe plans to conduct follow up drilling of shallow mineralized intersections with two drill holes at 150 m depths each, to establish the trend of the mineralized intercepts. Drilling is scheduled to commence following completion of the current Keunsan drill holes.

Daesan and Ogmaesan Prospects

Ivanhoe has obtained exploration licences over two new properties in the Seongsan area, the Daesan Prospect, which lies about one kilometre west-northwest of the Eunsan Mine, and the Ogmaesan Prospect, which is north of the city of Bongsan. Ivanhoe has commenced initial mapping and rock-chip sampling on these properties. A three hole scout drilling program for each prospect is scheduled for 2003.

Chunsan Prospect

The Chunsan low-sulphidation epithermal gold-silver prospect is located approximately one kilometre to the northeast of the Seongsan clay mine. Ivanhoe has drilled thirteen diamond drill holes totalling 2,744 m at Chunsan. Generally, narrow but locally high-grade disseminated and fracture-hosted gold and silver mineralization correlates with abundant anhedral pyrite in fractured/sheared zones. There is also fine-grained adularia associated with dessiminated gold-silver mineralization. However, the patchy and deep occurrences of the mineralized zones at Chunsan make it a low-priority prospect, and no further work is planned at this time.

BAKYRCHIK GOLD PROJECT

In April 2002, the Republic of Kazakhstan (the "Republic"), through the local government authority, the East Kazakhstan Oblast, purported to grant a right of "trust management" in its 30% interest in Bakyrchik Mining Venture ("BMV") to a local Kazakh company, Yubileinoye. Ivanhoe's subsidiary Central Asian Mining Limited ("CAML"), which controls 70% of BMV, objected to this action on the grounds that its own pre-emptive rights with respect to the disposition of the 30% BMV interest had been violated and that Yubileinoye was not in a position to assume the "trust management" and related obligations. CAML has been notified that the purported transfer to Yubileinoye has been rescinded.

In 2001, the Republic issued a decree transferring its interest in BMV to the East Kazakhstan Oblast. CAML notified the Republic that the transfer was not compliant with applicable contractual requirements and that CAML did not recognize the transfer as effective. Based on meetings and correspondence with various Kazakh authorities, CAML believes that it was not the Republic's intention to transfer its interest in BMV but instead to appoint the East Kazakhstan Oblast as its agent to represent its interests in BMV.

In November 2002, BMV received notice from Kazakh governmental authorities denying the renewal of certain of its exploration rights under a mining licence for the Bakyrchik project. CAML understands that this notice has been rescinded following formal objections by both BMV and CAML.

Gold production at the Bakyrchik project during 2002 was approximately 2,664 ounces. Production of gold was halted for a substantial period during 2002 because of limited supplies of cyanide required for the leaching process. CAML was unable to import cyanide for a period of 3 months due to new anti-terrorist controls imposed by the Kazakh government on the import of hazardous materials. New procedures on importation are expected to function smoothly in the future.

Ivanhoe has completed preparation work for the commencement of oxide ore mining, including the installation of an electrical line to the open pit mining areas and limited pre-production waste rock removal. Confirmation grade control drilling is an ongoing process as is the permitting of each stage of the project. No permitting delays are anticipated.

A mining contractor began stripping waste rock in October 2002 in preparation for oxide ore mining. This work was halted in the beginning of January 2003 to allow grade control drilling to catch up so as to allow more accurate mine scheduling. Gold production was also halted at the same time, and will remain suspended until the drilling confirmation program has been completed.

Work continued throughout 2002 on process development for the primary sulphide resources at Bakyrchik. Gold recoveries over 85% are possible with proven techniques of whole ore and concentrate roasting. Process design using mainly Russian designed rotary kiln roasters is well advanced. Similarly, work is progressing on bacterial oxidation and other methods of oxidation of Bakyrchik concentrates.

MODI TAUNG GOLD PROJECT, BLOCK 10, MYANMAR

At the Modi Taung prospect in central Myanmar, exploration adits on the mesothermal quartz-gold veins advanced 536 m, and Ivanhoe began diamond core drilling.

The total length of exploration adits is now approximately 4,800 m on five vein systems. From early August 2002, aditing has focused on the Shwesin vein system with advances on adits at the 1000 m and 1050 m reference levels (i.e. m above sea level), site preparation for reference levels 1025 m and 1150 m and the start of a raise from the 1000 m reference level. The best assays were in a 50 m segment of Shwesin level 1050 m, where 96 channel samples had a weighted average assay of 62 ppm gold over a vein width averaging 54 centimetres ("cm"). The increased number of levels and short raises will establish the degree of vertical continuity in higher-grade vein segments of significant widths in the shear-zone hosted Shwesin vein system.

The first 3,000 m of a planned 4,000 m programme of drilling on the Shwesin vein were completed. Ivanhoe encountered a 160 cm (apparent width) vein 230 m below Shwesin level 1000 in hole 4 and a 160 cm (apparent width) compound vein intercept with visible gold 25m below the 1000 level in hole 5. The hole 4 intercept is 538m below the highest mineralized outcrop (1,315m elevation) on the Shwesin-Modi Taung vein system.

Ivanhoe has also conducted exploration work at Momi Taung, approximately 600 m southwest of the Shwesin vein system. Trenching work and eight holes of diamond drilling have been completed, which has uncovered additional quartz-gold veins. Additional exploration work will be required in order to quantify the extent of mineralization in this area.

A preliminary, draft scoping study was completed in December 2002 for an underground and surface operation at Modi Taung that would process between 70 to 100 tonnes of ore per day. Ivanhoe plans to update the scoping study in the first quarter of 2003 to include mine processing details, and then use the study as the basis for an application to enter into a joint venture development and mining agreement with the Government of Myanmar. Ivanhoe intends to submit the application to the government of Myanmar in the second quarter of 2003.

EQUITY INVESTMENTS

In January 2003, Ivanhoe disposed of its entire equity interest in Emperor Mines Ltd. to a third party for cash consideration of approximately Aus$11,500,000 (US$6,700,000).

In November 2002, Ivanhoe reached an agreement with Olympus Pacific Minerals Inc. ("Olympus") and Zedex Limited, its joint venture partners in the Phuoc Son project in Vietnam, to sell a 10.18% interest in the joint venture to Olympus in exchange for 8.5 million common shares of Olympus. The closing is subject to regulatory approval and Olympus shareholder approval. Upon completion of the transaction, Ivanhoe will own a direct 22.46% participating interest in the Phuoc Son joint venture and 21% of the outstanding share capital of Olympus.

                           CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Ivanhoe as of the dates indicated and reflects material changes in Ivanhoe's capitalization since December 31, 2001, the date of its most recent audited consolidated annual financial statements, which are incorporated by reference in this short form prospectus. The following table should be read in conjunction with those financial statements and the notes that accompany them.

                                                        As at              As at
                                                  December 31, 2001  December 31, 2002
                                                  -----------------  -----------------
                                                      (US$000's)        (US$000's)
                                                                        (unaudited)
Loans Payable to Related Parties                    $      4,696       $      5,493

Long-term Debt (including current portion)                61,970             29,488

Shareholders' Equity

Share Capital
     Common Shares                                       460,389            521,719
     Special Warrants                                          -             26,578(1)
Additional Paid-in capital                                 1,697              1,518
Contributed Surplus (arising from stock-based
    compensation)                                              -              3,521
Accumulated Deficit                                     (331,915)          (349,597)
                                                    ------------       ------------
Total Consolidated Capitalization                   $    196,837       $    238,720
                                                    ============       ============

(1) THE FIGURES FOR SPECIAL WARRANTS REPRESENTS SPECIAL WARRANTS ISSUED UP TO DECEMBER 31, 2002. AN ADDITIONAL US$10,635,000 WAS RAISED SUBSEQUENT TO DECEMBER 31, 2002 IN CONNECTION WITH THE ISSUE OF SPECIAL WARRANTS PURSUANT TO THE OFFERING.

                          DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Ivanhoe consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value ("Preferred Shares"). As of the date of this prospectus, there are 205,782,748 Common Shares and no Preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in Ivanhoe's articles of continuance, Ivanhoe's by-laws and in the Yukon Business Corporations Act, and its regulations.

The holders of Common Shares are entitled to one vote per Common Share, on a show of hands and on the taking of a ballot, at all meetings of shareholders. The holders of Common Shares may appoint a proxy in accordance with Ivanhoe's by-laws. The holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the Yukon Business Corporations Act nor the constating documents of the Corporation impose restrictions on the transfer of Common Shares on the register of the Corporation, provided that the Corporation receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Corporation. The Yukon Business Corporations Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The Preferred Shares as a class rank senior to the Common Shares as to the payment of dividends and the distribution of property and assets on the liquidation, dissolution or winding-up of the Corporation. Holders of Preferred Shares are not entitled to any voting rights as a class except as may be provided under the Yukon Business Corporations Act and except that the directors of the Corporation are empowered to attach to any series voting rights relating to the election of directors on a default in payment of dividends.

The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by the Corporation's directors. The Corporation's directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of the Corporation to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; (v) voting rights and restrictions; and (vi) restrictions on transfer.

Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of the Corporation.

                   PRIVATE PLACEMENT AND PLAN OF DISTRIBUTION

The Special Warrants were issued pursuant to the Offering at a price of Cdn$3.00 per Special Warrant at a series of closings between December 13, 2002 and January 21, 2003. The price of the Special Warrants was determined by negotiation between Ivanhoe and each of the Purchasers. Ivanhoe sold the Special Warrants directly to the Purchasers pursuant to registration and prospectus exemptions under applicable securities legislation. Ivanhoe paid a fee to Auzeq in connection with the issuance of the Special Warrants. The fee was equal to 4% of gross proceeds of the Offering derived from Purchasers resident in Australia. No fees or commissions will be paid by Ivanhoe in connection with the issuance of the Common Shares on the exercise of the Special Warrants. The expenses of the Offering, including the cost of preparation of this prospectus, will be borne by Ivanhoe.

Each Special Warrant allows the holder to acquire, without any additional payment, one Common Share.

The Special Warrants may be exchanged or exercised pursuant to the terms and conditions of a special warrant indenture dated December 12, 2002 between Ivanhoe and CIBC Mellon Trust Company, as amended by a Special Warrant Indenture Amendment Agreement between the parties dated January 6, 2003 (the "Special Warrant Indenture"). According to the Special Warrant Indenture, subject to adjustment, each Special Warrant entitles the holder thereof to acquire one Common Share, at no additional cost, at any time after the Qualification Date until the Expiry Time. Any Special Warrants not exercised prior to the Expiry Time will be deemed to have been exercised immediately prior to the Expiry Time without any further action on the part of the holder.

Each Purchaser has represented and warranted in its Subscription Agreement that it was acquiring the Special Warrants and the underlying Common Shares to be held for investment only and not with a view to immediate resale or distribution.

This prospectus is being filed in British Columbia and Ontario to qualify the distribution of the Common Shares to be issued upon the exercise of the Special Warrants. Common Shares issued to holders of the Special Warrants in any province of Canada in which a receipt for this prospectus has not been issued may be subject to resale restrictions under applicable securities legislation. The Corporation also intends to lodge the Australian Prospectus under Chapter 6D of the Corporations Act 2001 (Commonwealth of Australia) to allow the Common Shares to be issued with disclosure to investors under and as referred to in
Part 6D.2 of that legislation.

The TSX has approved for listing the Common Shares issuable upon the exercise of the Special Warrants.

The Special Warrants and the Common Shares issuable upon exercise of the Special Warrants have not been registered under the United States Securities Act of 1933 (the "U.S. Securities Act") or any state securities laws and may not be offered or sold or otherwise transferred in the United States to any U.S. Person (as defined in Regulation S under the U.S. Securities Act) and may not be sold in the United States or to U.S. Persons except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. Ivanhoe has no plans to register the Common Shares issuable upon the exercise of the Special Warrants under the U.S. Securities Act.

                                 USE OF PROCEEDS

The aggregate net proceeds received by Ivanhoe from the sale of the Special Warrants were approximately US$37.2 million (Cdn$57.8 million), after payment of expenses of the Offering, estimated to be US$195,000 (Cdn$300,000) and payment of fees of US$1.2 million (Cdn$1.9 million) to Auzeq in respect of Special Warrants sold to Australian investors. Ivanhoe plans to allocate the net proceeds received from the sale of the Special Warrants as follows:

(i)     drilling, assaying, exploration and related
        activities in respect of the Oyu Tolgoi
        Project                                          -   US$11.2 million

(ii)    engineering, resource estimation and related
        pre-feasibility activities in respect of the
        Oyu Tolgoi Project                               -   US$3.0 million

(iii)   drilling, assaying, exploration and related
        activities in respect of Ivanhoe's other
        exploration projects in Mongolia                 -   US$4.5 million

(iv)    preliminary reconnaissance, exploration and
        related activities in respect of Ivanhoe's
        exploration projects in China                    -   US$2.2 million

(v)     general and administrative costs                 -   US$4.0 million

(vi)    working capital                                  -   US$12.3 million
                                                             ---------------
                                           Total:            US$37.2 million
                                                             ===============

Ivanhoe expects to incur the planned expenditures outlined above over a period of approximately six months. Although an expenditure budget for the second half of 2003 has not been finalized, management expects that the bulk of the funds now allocated to working capital will be used primarily for expenditures on the Oyu Tolgoi Project.

Certain other non-core projects held by the Corporation, including the Bakyrchik Gold Project in Kazakhstan, the Modi Taung Gold Project in Myanmar and the Silver Hill Gold and Silver Project in Korea, have been allocated funding in the aggregate amount of approximately US$4.1 million for the first six months of 2003 from the Corporation's existing financial resources. Continued funding of these non-core projects beyond mid-2003 will be contingent upon the availability of financial resources not previously allocated to higher priority expenditures. Ivanhoe may be required to raise additional equity capital or dispose of other non-core assets in order to obtain the additional financial resources necessary to fund ongoing expenditures on these non-core projects through 2003.

If Ivanhoe fails or chooses not to do so, its only alternative may be to relinquish its interest in one or more of these non-core projects. There is no assurance that Ivanhoe will recover all or any of its investment in these non-core projects as part of any relinquishment or disposition nor any assurance that Ivanhoe will not retain residual environmental or other liabilities in respect of any such project that it relinquishes.

The proposed expenditure allocations outlined above are estimates only and have been prepared by management using assumptions which are based on management's present understanding of the circumstances and prospects of each of Ivanhoe's existing projects. These allocations do not take into account the possibility that an unforeseen positive or negative material change in the circumstances or prospects of a particular project may motivate Ivanhoe to accelerate, delay, increase or decrease certain previously planned expenditures or that the emergence of a significant new project opportunity or exploration discovery may dictate a material change in the Corporation's expenditure priorities. For example, ongoing drilling and other expenditures on exploration projects are contingent upon obtaining results which justify continued exploration of the target properties. In the absence of exploration results justifying ongoing expenditures on a particular property, Ivanhoe may re-allocate funds previously allocated for expenditure on that property to other properties now owned or acquired in the future.

                                  RISK FACTORS

Investment in securities of Ivanhoe involves a significant degree of risk and should be considered speculative due to the nature of Ivanhoe's business and the present stage of its development. Investors should give careful consideration to the risk factors described in "Item 4 - Narrative Description of Business - Risk Factors" on pages 48 through 56 of Ivanhoe's AIF, which is incorporated by reference in this short form prospectus.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Ivanhoe are Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia. The registrar and transfer agent for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver.

                                  LEGAL MATTERS

Certain Canadian legal matters in connection with this Offering will be passed upon by Goodmans on behalf of Ivanhoe. As at the date hereof, the partners and associates of Goodmans, as a group, beneficially own directly or indirectly less than one percent of the outstanding Common Shares.

                          PURCHASERS' STATUTORY RIGHTS

Securities legislation in British Columbia and Ontario provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In British Columbia and Ontario, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. Purchasers should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser. Purchasers located in Australia may have statutory rights to compensation under the Corporations Act 2001 (Commonwealth of Australia) in relation to the Australian Prospectus.

                   CONTRACTUAL RIGHTS OF ACTION FOR RESCISSION

In the event that a holder of a Special Warrant who acquires a Common Share upon the exercise of the Special Warrant as provided for in this prospectus, is or becomes entitled under applicable legislation to the remedy of rescission by reason of this prospectus or any amendment thereto containing a misrepresentation, the holder will be entitled to rescission not only of the holder's exercise of their Special Warrant but also of the private placement transaction pursuant to which the Special Warrant was initially acquired and shall be entitled, in connection with such rescission, to a full refund of all consideration paid on the acquisition of the Special Warrant. In the event the holder is a permitted assignee of the interest of the original Special Warrant subscriber, that permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if the permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of a Special Warrant under section 131 of the Securities Act (British Columbia), or otherwise at law. Australian holders who exercise Special Warrants may have statutory rights to compensation under the Corporations Act 2001 (Commonwealth of Australia) in relation to the Australian Prospectus.

                        CERTIFICATE OF IVANHOE MINES LTD.

Dated: January 31, 2003

         This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities being offered by this short form prospectus as required by the securities laws of the provinces of British Columbia and Ontario.

"Robert M. Friedland"                           "Pierre Masse"

 Chief Executive Officer                         Chief Financial Officer

                      On behalf of the Board of Directors

"R. Edward Flood"                                "Kjeld Thygesen"

Director                                         Director